Exhibit 99.1

GFL Environmental Reports First Quarter 2021 Results

•	Revenue of $1,186.6 million, increase of 27.4%

•	Adjusted EBITDA[1] of $306.6 million, increase of 37.6%; Net loss of $226.2 million; Adjusted Net Income[1] of $12.7 million

•	Adjusted EBITDA margin[1] of 25.8%, increase of 190 basis points. Solid waste Adjusted EBITDA margin[1] of 31.0%, increase of 260 basis points

•	Adjusted Cash Flows from Operating Activities[1] of $229.6 million; cash flows from operating activities of $212.7 million; Adjusted Free Cash Flow[1] of $102.1 million

•	Adjusted earnings per share[1] of $0.04; Loss per share of $(0.66)

VAUGHAN, ON, May 5, 2021 — GFL Environmental Inc. (NYSE / TSX: GFL) ("GFL" or the "Company") today announced its results for the first quarter of 2021.

"We have had an exceptionally strong start to the year, with solid waste pricing, volume recovery and contribution from acquisitions all exceeding our expectations and driving a 37.6% increase in Adjusted EBITDA and a near doubling of Adjusted Cash Flows from Operating Activities as compared to the first quarter of 2020," said Patrick Dovigi, Founder and Chief Executive Officer of GFL. "The quality of our revenue growth, combined with our continued rigorous focus on cost management, productivity and asset utilization, drove over 210 basis points of organic margin expansion in our solid waste business. As a result, we saw this segment report 31.0% Adjusted EBITDA margin, the highest in our history and achieved during the first quarter, historically our lowest margins period on account of seasonality. The strength of this performance more than offset continued COVID related volume headwinds, particularly in our infrastructure, soil and liquid businesses, driving 190 basis points of Adjusted EBITDA margin expansion for the consolidated business."

Mr. Dovigi added, "We have substantially completed the integration of the acquisitions from the fourth quarter of last year. In March, we announced the acquisition of Terrapure Environmental, a transaction that we believe represents a unique opportunity to acquire a highly complementary, free cash flow accretive set of assets at a compelling valuation. The acquisition is still targeted to close in the third or fourth quarter of this year. We also completed six small tuck in acquisitions during the quarter and four more acquisitions subsequent to quarter end."

Mr. Dovigi concluded, "We are very encouraged by the solid waste volume recovery that we saw throughout the quarter, even in the face of new and more restrictive COVID-19 measures being implemented in Canada where we generate almost 40% of our revenue. As a result, we anticipate being in a position to increase our guidance when we provide our updated outlook at the time that we report our second quarter results."

First Quarter Results

Revenue increased by 27.4% to $1,186.6 million in the first quarter of 2021 compared to the first quarter of 2020. For the first quarter of 2021, solid waste core price and surcharges were 4.0% and solid waste volumes were positive 0.4%. Excluding processing volumes in our material recovery facilities (“MRF”), solid waste volumes were negative 3.2%, representing a 50 basis point sequential improvement compared to the fourth quarter of 2020, and over 110 basis point sequential improvement when normalizing for the impact of the leap year in 2020. In March 2021, for the first time since the beginning of the COVID-19 pandemic, non-MRF solid waste volumes were positive as compared to the same month of the prior year.

Adjusted EBITDA1 increased by $83.8 million to $306.6 million in the first quarter of 2021 compared to the first quarter of 2020. Adjusted EBITDA margin1 was 25.8% for the first quarter of 2021 as compared to 23.9% in the prior year period. Net loss decreased from $278.0 million for the first quarter of 2020 to $226.2 million for the first quarter of 2021 driven primarily by the changes in Adjusted EBITDA1 partially offset by a mark-to-market loss on our tangible equity unit ("TEUs") derivative purchase contracts ("Purchase Contracts").

Cash flows from operating activities increased by 523.7% to $212.7 million in the first quarter of 2021 compared to the first quarter of 2020. This increase was predominantly attributable to the increase in Adjusted EBITDA1, lower interest expense, and improved working capital during the period.

Financial Impact from COVID-19

Since the outbreak of the COVID-19 pandemic in March 2020, the U.S. and Canadian governments, as well as numerous state, provincial and local governments, implemented certain measures to slow the spread of the virus, including shelter-in-place and physical distancing orders as well as closure restrictions or requirements. In the first quarter of 2021, we saw certain of these measures lifted or scaled back in many U.S. states resulting in an accelerated economic recovery. In Canada, many provincial governments, including those in Ontario and Quebec, and municipal governments in major metropolitan areas, introduced new increased measures and re-introduced former measures, resulting in a slower recovery. The impact of the COVID-19 pandemic on our business and future results of operations, financial condition and cash flows will depend largely on future developments, which are uncertain and continue to evolve, including the duration and spread of the virus in Canada and the United States, the introduction, execution and effectiveness of vaccination programs, particularly in Canada, the severity of and actions taken to limit the spread of COVID-19, including variants, and the pace and extent to which normal economic and operating conditions resume in the markets that we serve.

Q1 2021 Earnings Call

GFL will host a conference call related to our first quarter earnings on Thursday May 6, 2021 at 8:30 am Eastern time. A live audio webcast of the conference call can be accessed by logging onto the Company's Investors page at investors.gflenv.com or by clicking here or listeners may access the call toll-free by dialing 1-844-824-3839 or 1-855-669-9657 (conference ID:10153788) approximately 15 minutes prior to the scheduled start time.

The Company encourages participants who will be dialing in to pre-register for the conference call using the following link: https://dpregister.com/sreg/10153788/e5ae40613c. Callers who pre-register will be given a conference passcode and PIN to gain immediate access to the call and bypass the live operator on the day of the call. Participants may pre-register at any time, including up to and after the call start time. For those unable to listen live, an audio replay of the call will be available until May 20, 2021 by dialing 1-877-344-7529 or 1-855-669-9658 (access code 10153788). A copy of the presentation for the call will be available on our website at https://investors.gflenv.com or by clicking here.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of non-hazardous solid waste management, infrastructure and soil remediation and liquid waste management services through its platform of facilities throughout Canada and in 27 states in the United States. Across its organization, GFL has a workforce of more than 15,000 employees.

For more information, visit the GFL web site at www.gflenv.com. To subscribe for investor email alerts please visit https://investors.gflenv.com or click here.

Forward-Looking Statements

This release includes certain "forward-looking statements", including statements relating to the benefits from recently completed acquisitions, the impact of the COVID-19 pandemic on the Company's operations, liquidity and financial results and the Company's ability to execute on its growth strategy, the timing and completion of acquisitions, and the Company’s expectations regarding its financial guidance. In some cases, but not necessarily in all cases, forward-looking statements can be identified by the use of forward looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "is positioned", "estimates", "intends", "assumes", "anticipates" or "does not anticipate" or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will" or "will be taken", "occur" or "be achieved". In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking statements. Forward-looking statements are not historical facts, nor guarantees or assurances of future performance but instead represent management's current beliefs, expectations, estimates and projections regarding future events and operating performance.

Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by GFL as of the date of this release, are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, but are not limited to, the "Risk Factors" section of the Company's annual report for the 2020 fiscal year filed on Form 20-F and the Company's other periodic filings with the U.S. Securities and Exchange Commission and the securities commissions or similar regulatory authorities in Canada. These factors are not intended to represent a complete list of the factors that could affect GFL. However, such risk factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. You should not place undue reliance on forward-looking statements, which speak only as of the date of this release. GFL undertakes no obligation to publicly update any forward-looking statement, except as required by applicable securities laws.

Non-IFRS Measures

This press release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation or as a substitute for analysis of our financial information reported under IFRS. Rather, these non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

Adjusted EBITDA is a supplemental measure used by management and other users of our financial statements including our lenders and investors, to assess the financial performance of our business without regard to financing methods or capital structure. Adjusted EBITDA is also a key metric that management uses prior to execution of any strategic investing or financing opportunity. For example, management uses Adjusted EBITDA as a measure in determining the value of acquisitions, expansion opportunities, and dispositions. In addition, Adjusted EBITDA is utilized by financial institutions to measure borrowing capacity. Adjusted EBITDA is calculated by adding and deducting, as applicable, certain expenses, costs, charges or benefits incurred in such period which in management's view are either not indicative of our underlying business performance or impact the ability to assess the operating performance of our business. Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. We use Adjusted EBITDA margin to facilitate a comparison of the operating performance of each of our operating segments on a consistent basis reflecting factors and trends affecting our business.

Acquisition EBITDA represents, for the applicable period, management's estimates of the annual Adjusted EBITDA of an acquired business, based on its most recently available historical financial information at the time of acquisition, as adjusted to give effect to (a) the elimination of expenses related to the prior owners and certain other costs and expenses that are not indicative of the underlying business performance, if any, as if such business had been acquired on the first day of such period ("Acquisition EBITDA Adjustments"), and (b) contract and acquisition annualization for contracts entered into and acquisitions completed by such acquired business prior to our acquisition. Further adjustments are made to such annual Adjusted EBITDA to reflect estimated operating cost savings and synergies, if any, anticipated to be realized upon acquisition and integration of the business into our operations. We use Acquisition EBITDA for the acquired businesses to adjust our Adjusted EBITDA to include a proportional amount of the Acquisition EBITDA of the acquired businesses based upon the respective number of months of operation for such period prior to the date of our acquisition of each such business.

Adjusted Free Cash Flow and Adjusted Cash Flows from Operating Activities are supplemental measures used by investors as a valuation and liquidity measure in our industry. Management uses Adjusted Free Cash Flow and Adjusted Cash Flows from Operating Activities to evaluate and monitor the ongoing financial performance of the Company.

Adjusted Net Income (Loss) represents net income (loss) adjusted for (a) amortization of intangibles, (b) ARO discount rate depreciation adjustment, (c) property and equipment depreciation due to recapitalization, (d) transaction costs related to our initial public offering ("IPO"), (e) loss on the extinguishment of debt (f) amortization of deferred finance costs (g) mark-to-market loss on Purchase Contracts, (h) foreign exchange loss or gain, (i) transaction costs, (j) acquisition, rebranding and other integration costs, (k) TEU amortization expense, and (l) the tax impact of the forgoing. Adjusted earnings (loss) per share is defined as Adjusted Net Income (Loss) divided by the weighted average shares in the period. We believe that Adjusted earnings (loss) per share provides a meaningful comparison of current results to prior periods' results by excluding items that the Company does not believe reflect its fundamental business performance.

Net Leverage is a supplemental measure used by management to evaluate borrowing capacity and capital allocation strategies. Net Leverage is equal to our total long term debt, as adjusted for fair value, deferred financings and other adjustments and reduced by our cash and cash equivalents, divided by Run-Rate EBITDA.

Run-Rate EBITDA represents Adjusted EBITDA for the applicable period as adjusted to give effect to management's estimates of (a) Acquisition EBITDA Adjustments (as defined above) and (b) the impact of annualization of certain new municipal and disposal contracts and cost savings initiatives, entered into, commenced or implemented, as applicable, in such period, as if such contracts or costs savings initiatives had been entered into, commenced or implemented, as applicable, on the first day of such period. Run-Rate EBITDA has not been adjusted to take into account the impact of the cancellation of contracts and cost increases associated with these contracts. These adjustments reflect monthly allocations of Acquisition EBITDA for the acquired businesses based on straight line proration. As a result, these estimates do not take into account the seasonality of a particular acquired business. While we do not believe the seasonality of any one acquired business is material when aggregated with other acquired businesses, the estimates may result in a higher or lower adjustment to our Run-Rate EBITDA than would have resulted had we adjusted for the actual results of each of the acquired businesses for the period prior to our acquisition. We primarily use Run-Rate EBITDA to show how the Company would have performed if each of the interim acquisitions had been consummated at the start of the period as well as to show the impact of the annualization of certain new municipal and disposal contracts and cost savings initiatives. We also believe that Run-Rate EBITDA is useful to investors and creditors to monitor and evaluate our borrowing capacity and compliance with certain of our debt covenants. Run-Rate EBITDA as presented herein is calculated in accordance with the terms of our revolving credit agreement.

All references to "$" in this press release are to Canadian dollars, unless otherwise noted.

For further information:

Patrick Dovigi, Founder and Chief Executive Officer,

+1 905-326-0101

pdovigi@gflenv.com

1 A non-IFRS measure; see accompanying Non-IFRS Reconciliation Schedule

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income

(In millions of dollars except per share amounts)

	Three months ended March 31,
	2021	2020
Revenue	$1,186.6	$931.3
Expenses
Cost of sales	1,086.7	852.3
Selling, general and administrative expenses	133.2	155.1
Interest and other finance costs	92.1	269.4
Deferred purchase consideration	—	1.0
Loss on sale of property and equipment	0.8	1.6
(Gain) loss on foreign exchange	(39.0)	106.0
Mark-to-market loss (gain) on Purchase Contracts	228.3	(88.4)
	1,502.1	1,297.0
Loss before income taxes	(315.5)	(365.7)
Current income tax expense	2.0	1.7
Deferred tax recovery	(91.3)	(89.4)
Income tax recovery	(89.3)	(87.7)
Net loss	(226.2)	(278.0)

Items that may be subsequently reclassified to net loss
Currency translation adjustment	(76.8)	277.8
Fair value movements on cash flow hedges, net of tax	(5.8)	14.4
Other comprehensive (loss) income	(82.6)	292.2
Total comprehensive (loss) income	$(308.8)	$14.2

Loss per share
Basic and diluted (1)	$(0.66)	$(0.77)
Weighted average number of shares, basic and diluted(2)	360,377,813	360,412,254

(1)	Basic and diluted loss per share is calculated on net loss adjusted for amounts attributable to preferred shareholders.
(2)	Weighted and diluted weighted average number of shares includes 33,662,500 subordinate voting shares, representing the minimum conversion of the TEUs as at March 31, 2021 and 33,991,500 subordinate voting shares, representing the minimum conversion of the TEUs as at March 31, 2020.

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Financial Position

(In millions of dollars)

	March 31, 2021	December 31, 2020
Assets
Cash	$11.1	$27.2
Trade and other receivables, net	816.1	867.3
Prepaid expenses and other assets	135.6	133.7
Current assets	962.8	1,028.2

Property and equipment, net	5,052.3	5,074.8
Intangible assets, net	2,994.5	3,093.4
Other long-term assets	35.8	33.2
Goodwill	6,463.7	6,500.4
Non-current assets	14,546.3	14,701.8
Total assets	15,509.1	15,730.0

Liabilities
Accounts payable and accrued liabilities	950.0	1,014.8
Income taxes payable	11.9	9.1
Long-term debt	17.0	4.6
Lease obligations	39.8	37.5
Due to related party	12.8	12.8
Tangible equity units	54.8	59.2
Landfill closure and post-closure obligations	61.5	55.3
Current liabilities	1,147.8	1,193.3

Long-term debt	6,203.6	6,161.5
Lease obligations	142.0	153.7
Other long-term liabilities	35.6	37.2
Due to related party	24.4	30.8
Deferred income tax liabilities	369.3	466.0
Tangible equity units	1,517.2	1,327.9
Landfill closure and post-closure obligations	677.6	680.3
Non-current liabilities	8,969.7	8,857.4
Total liabilities	10,117.5	10,050.7

Shareholders’ equity
Share capital	7,660.4	7,644.8
Contributed surplus	64.0	54.3
Deficit	(2,008.7)	(1,778.3)
Accumulated other comprehensive loss	(324.1)	(241.5)
Total shareholders’ equity	5,391.6	5,679.3
Total liabilities and shareholders’ equity	$15,509.1	$15,730.0

GFL Environmental Inc.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
(In millions of dollars)

	Three months ended March 31,
	2021	2020
Operating activities
Net loss	$(226.2)	$(278.0)
Adjustments for non-cash items
Depreciation of property and equipment	203.6	122.7
Amortization of intangible assets	111.0	99.1
Interest and other finance costs	92.1	269.4
Share-based payments	9.7	15.7
(Gain) loss on unrealized foreign exchange on long-term debt and TEUs	(38.9)	112.3
Loss on sale of property and equipment	0.8	1.6
Mark-to-market loss (gain) on Purchase Contracts	228.3	(88.4)
Mark-to-market loss on fuel hedges	—	1.2
Current income tax expense	2.0	1.7
Deferred tax recovery	(91.3)	(89.4)
Interest paid in cash, net	(42.0)	(159.7)
Income taxes paid in cash, net	(0.2)	(3.2)
Changes in non-cash working capital items	(34.1)	(54.0)
Landfill closure and post-closure expenditures	(2.1)	(1.2)
	212.7	(50.2)
Investing activities
Proceeds on disposal of assets	3.8	0.4
Purchase of property and equipment and intangible assets	(131.3)	(100.1)
Business acquisitions, net of cash acquired	(68.3)	(1,126.0)
	(195.8)	(1,225.7)
Financing activities
Repayment of lease obligations	(14.8)	(31.3)
Issuance of long-term debt	447.4	815.7
Repayment of long-term debt	(418.5)	(4,317.1)
Payment of contingent purchase consideration	(15.0)	—
Issuance of share capital, net of issuance costs	—	3,257.5
Issuance of TEUs, net of issuance costs	—	1,006.9
Repayment of Amortizing Notes	(13.5)	—
Dividends issued and paid	(4.2)	—
Return of capital	—	(0.8)
Payment of financing costs	(3.7)	(0.3)
Issuance of loan from related party	—	29.0
Repayment of loan to related party	(6.4)	—
	(28.7)	759.6

Decrease in cash	(11.8)	(516.3)
Changes due to foreign exchange revaluation of cash	(4.3)	32.9
Cash, beginning of quarter	27.2	574.8
Cash, end of quarter	$11.1	$91.4

SUPPLEMENTAL DATA

You should read the following information in conjunction with our audited consolidated financial statements and notes thereto as of and for the year ended December 31, 2020 as well as our unaudited interim condensed consolidated financial statements and notes thereto for the three months ended March 31, 2021.

Revenue Growth

The following table summarizes the revenue growth in our operating segments for the period indicated:

	Three months ended March 31, 2021
	Contribution from Acquisitions	Organic Growth	Foreign Exchange	Total Revenue Growth
Solid waste
Canada	1.6%	9.2%	—%	10.8%
USA	60.3%	2.5%	(5.9)%	56.9%
Solid waste	37.7%	5.1%	(3.6)%	39.2%
Infrastructure and soil remediation	1.4%	(17.9)%	(0.5)%	(17.0)%
Liquid waste	10.4%	(8.0)%	(1.6)%	0.8%
Total	29.9%	0.5%	(3.0)%	27.4%

Detail of Solid Waste Organic Growth

The following table summarizes the components of our solid waste organic growth for the period indicated:

Three months ended March 31, 2021
Price and surcharges	4.0%
Volume	0.4
Commodity price	0.7
Total organic growth	5.1%

Operating Segment Results

The following table summarizes our operating segment results for the periods indicated (all amounts are in millions of dollars, unless otherwise stated):

	Three months ended March 31, 2021			Three months ended March 31, 2020
	Revenue	Adjusted EBITDA	Adjusted EBITDA margin	Revenue	Adjusted EBITDA	Adjusted EBITDA margin
Solid waste
Canada	$302.3	$83.0	27.5%	$272.8	$65.9	24.2%
USA	682.4	222.2	32.6	434.9	134.9	31.0
Solid waste	984.7	305.2	31.0	707.7	200.8	28.4
Infrastructure and soil remediation	108.4	14.0	12.9	130.7	21.5	16.4
Liquid waste	93.5	17.1	18.3	92.9	16.9	18.2
Corporate	—	(29.7)	—	—	(16.4)	—
Total	$1,186.6	$306.6	25.8%	$931.3	$222.8	23.9%

Net Leverage

The following table presents the calculation of Net Leverage for the periods indicated (all amounts are in millions of dollars unless otherwise stated):

	March 31, 2021		December 31, 2020
Total long-term debt	$6,220.6		$6,166.1
Fair value, deferred finance costs and other adjustments	99.5		58.5
Total long-term debt excluding fair value, deferred finance costs and other adjustments	$6,121.1		$6,107.6
Less cash	(11.1)		(27.2)
	6,110.0		6,080.4
Trailing twelve months Adjusted EBITDA	1,158.7		1,076.7
Acquisition EBITDA Adjustments	175.6		238.3
Run Rate EBITDA	$1,334.3		$1,315.0
Net Leverage	4.58	x	4.62	x

NON-IFRS RECONCILIATION SCHEDULE

Adjusted EBITDA

The table below sets forth the reconciliation of our net loss to EBITDA and Adjusted EBITDA for the periods indicated (all amounts are in millions of dollars):

($ millions)	Three months ended March 31, 2021	Three months ended March 31, 2020
Net loss	$(226.2)	$(278.0)
Add:
Interest and other finance costs	92.1	269.4
Depreciation of property and equipment	203.6	122.7
Amortization of intangible assets	111.0	99.1
Income tax recovery	(89.3)	(87.7)
EBITDA	91.2	125.5
Add:
(Gain) loss on foreign exchange(1)	(39.0)	106.0
Loss on sale of property and equipment	0.8	1.6
Mark-to-market loss on fuel hedges	—	1.2
Mark-to-market loss (gain) on Purchase Contracts(2)	228.3	(88.4)
Share-based payments(3)	9.7	15.7
Transaction costs(4)	12.1	11.2
IPO transaction costs(5)	—	41.3
Acquisition, rebranding and other integration costs(6)	3.5	7.7
Deferred purchase consideration	—	1.0
Adjusted EBITDA	$306.6	$222.8

(1)	Consists of (i) non-cash gains and losses on foreign exchange and interest rate swaps entered into in connection with our debt instruments, (ii) and gains and losses attributable to foreign exchange rate fluctuations.
(2)	This is a non-cash item that consists of the fair value “mark-to-market” adjustment on the Purchase Contracts.
(3)	This is a non-cash item and consists of the amortization of the estimated fair market value of share-based options granted to certain members of management under share-based option plans.
(4)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.
(5)	Consists of costs associated with the IPO, such as legal, audit, regulatory and other fees and expenses incurred in connection with the IPO, as well as underwriting fees related to the TEUs that were expensed as incurred.
(6)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.

Adjusted Net Income (loss)

The table below sets forth the reconciliation of our net loss to Adjusted Net Income (loss) for the periods indicated (all amounts are in millions of dollars, except per share amounts):

($ millions)	Three months ended March 31, 2021	Three months ended March 31, 2020
Net loss	$(226.2)	$(278.0)
Add:
Amortization of intangible assets	111.0	99.1
Incremental depreciation of property and equipment due to recapitalization	4.7	4.7
IPO transaction costs	—	41.3
Loss on extinguishment of debt	—	133.2
Amortization of deferred finance costs	2.8	19.7
Mark-to-market loss (gain) on Purchase Contracts	228.3	(88.4)
(Gain) loss on foreign exchange	(39.0)	106.0
Transaction costs	12.1	11.2
Acquisition rebranding and other integration costs	3.5	7.7
TEU amortization expense	0.6	0.2
Tax effect	(85.1)	(66.6)
Adjusted Net Income (Loss)	$12.7	$(9.9)
Adjusted earnings (loss) per share, basic	$0.04	$(0.03)

Adjusted Cash Flows from Operating Activities and Adjusted Free Cash Flow

The table below sets forth the reconciliation of our cash flows from operating activities to Adjusted Cash Flows from Operating Activities and Adjusted Free Cash Flow, for the periods indicated (all amounts are in millions of dollars):

($ millions)		Three months ended March 31, 2021	Three months ended March 31, 2020
Cash flows from operating activities		$212.7	$(50.2)
Add:
Costs associated with IPO related debt repayments (1)		—	106.6
IPO Transaction Costs (2)		—	41.3
Transaction costs (3)		12.1	11.2
Acquisition rebranding and other integration costs (4)		3.5	7.7
Cash interest paid on TEUs (5)	0	1.3	—
Adjusted Cash Flows from Operating Activities		229.6	116.6
Less:
Proceeds on disposal of assets		3.8	0.4
Purchase of property and equipment and intangible assets		(131.3)	(100.1)
Adjusted Free Cash Flow		$102.1	$16.9

(1)	Consists of costs associated with the IPO, such as legal, audit, regulatory and other fees and expenses incurred in connection with the IPO, as well as underwriting fees related to the TEUs that were expensed as incurred. Also includes costs associated with the extinguishment of our 11.000% paid-in-kind notes ("PIK Notes"), 5.625% USD senior unsecured notes due 2022 ("2022 Notes"), and our 5.375% USD senior unsecured notes due 2023 ("2023 Notes"), the termination of the swap arrangements associated with the 2022 Notes and the 2023 Notes, and accelerated interest payments of the PIK Notes, the 2022 Notes and the 2023 Notes.
(2)	Consists of costs associated with the IPO, such as legal, audit, regulatory and other fees and expenses incurred in connection with the IPO, as well as underwriting fees related to the TEUs that were expensed as incurred.
(3)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.
(4)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.
(5)	Consists of interest paid in cash on the senior unsecured amortizing notes forming part of the TEUs.